[redacted]

08031866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49362

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Clarke LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 4th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reid H. Drescher 212 446-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reid Drescher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Clarke LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID DRESCHER
Notary Public, State of New York
No. 01DR5088080
Qualified in New York County
Commission Expires Nov. 10, 20 09

Notary Public

Signature

President CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER CLARKE LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Spencer Clarke LLC
New York, New York

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

Jericho, New York
February 21, 2008

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$291,996
Due from clearing firm	224,944
Securities owned:	
Marketable, at market value	47,672
Not readily marketable, at estimated fair value	79,831
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $501,052	34,950
Employee loans and advances	12,037
Money market fund - pledged	71,145
Due from related party	33,210
Other assets	68,650
Total assets	$864,435

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$144,193
Commitments (See Notes)	
Member's equity	720,242
Total liabilities and member's equity	$864,435

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Investment banking income	$ 947,269
Commissions	331,922
Principal transactions	26,715
Interest and other income	166,791
Total revenues	1,472,697
Expenses	
Compensation and benefits	2,207,421
Communications and occupancy	445,295
Market data services	92,450
Professional fees	53,540
Clearing charges	19,838
Other operating expenses	356,159
Total expenses	3,174,703
Net loss	$(1,702,006)

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE, January 1, 2007	$ 922,248
Capital contributions from Spencer Clarke Holdings LLC	1,500,000
Net loss for the year	(1,702,006)
BALANCE, December 31, 2007	$ 720,242

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net loss	$(1,702,006)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	13,842
Amortization of website development costs	11,942
(Increase) decrease in operating assets:	
Due from clearing firm	59,804
Receivable from customer	10,000
Securities owned, marketable at market value	(22,122)
Securities owned, not readily marketable, at estimated fair value	1,416
Employee loans	38,214
Other assets	(5,349)
Increase in operating liabilities:	
Accounts payable and accrued expenses	35,917
Total adjustments	143,664
Net cash used in operating activities	(1,558,342)
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(16,376)
Due from related party	(6,960)
Net cash used in investing activities	(23,336)
Cash flows from financing activities	
Decrease in money market fund - pledged	2,049
Contributions from Spencer Clarke Holdings LLC	1,500,000
Net cash provided by financing activities	1,502,049
Net decrease in cash	(79,629)
Cash at January 1, 2007	371,625
Cash at December 31, 2007	$ 291,996

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION

Spencer Clarke LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at fair value with unrealized gains and losses reflected in income as determined in a public market. Securities not readily marketable are valued at fair value as determined by management.

Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Investment Banking

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent or selling group member, or for providing investment advisory services. Placement agent fees and sales concessions are recorded on settlement date.

Financial Advisory Income

Advisory services are recognized as earned on a pro rata basis over the term of the contract.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash Concentration

At December 31, 2007, the Company had cash on deposit with one financial institution totaling $291,996, which exceeded FDIC insurance coverage by $191,996.

Customer Concentration

For the year ended December 31, 2007, revenues from four customers accounted for $720,071, or 49% of total revenues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing these financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

New Accounting Developments

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must presume the tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes,

based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provision of FIN 48 effective January 1, 2007. There has been no impact to date on the Company's financial statements as a result.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

Going Concern

The Company did not generate sufficient operating cash to cover current obligations during 2007, and has incurred significant losses since inception. Holdings had cash on deposit of approximately $1,040,000 at December 31, 2007, and has pledged its financial support to the Company to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

NOTE 3 - DUE FROM CLEARING FIRM

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and, from time to time, cash balances which may be due from this broker. These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and

records of the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

NOTE 4 - SECURITIES OWNED

Marketable securities consist of a municipal obligation with a value of $47,672.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

At December 31, 2007, these securities carried at estimated fair values consist of the following:

Equities	$79,831

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$378,298	5 to 7 years
Leasehold improvements	157,704	Term of lease
	536,002	
Less: Accumulated depreciation and amortization	501,052	
	$ 34,950	

Depreciation and amortization expense was $13,842 for the year.

NOTE 6 - EMPLOYEE LOANS AND ADVANCES

Employee advances	$ 5,648
Forgivable loan	6,389
	$12,037

An employee advance in the amount of $3,000 was repaid in January 2008. The forgivable loan was issued in 2006 to a registered representative in the original amount of $10,000, and is noninterest bearing. The loan is being amortized over a

thirty-six month period, and will be forgiven provided the employee is licensed with the Company at maturity.

NOTE 7 - MONEY MARKET ACCOUNT- PLEDGED

This account has been pledged to a bank to secure the issuance of a letter of credit to the Company's landlord in lieu of a cash security deposit.

NOTE 8 - OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$56,761
Website acquisition costs	11,389
Security deposit	500
Total	$68,650

Website acquisition costs are being amortized over a three-year period on a straight-line basis. Amortization was $11,942 for the year.

NOTE 9 - RELATED PARTY TRANSACTION

Due from related party represents a loan to Reidco Acquisition I, Inc., an entity that is partially owned by the Company's managing member. The loan is due on demand and bears no interest.

NOTE 10 - LEASE COMMITMENTS

The Company has entered into an equipment operating lease and a lease extension agreement for the use of office space. The lease extension expires in March 2008, with one five-year option to renew, subject to certain conditions. Payment of rent and other charges due under the lease extension period has been guaranteed by the Company's CEO. Following is a summary of future minimum annual rentals at December 31, 2007:

Year ending December 31,	Amount
2008	$89,193

Rent expense was $337,227 for the year ended December 31, 2007.

NOTE 11 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings. The combined entity is not subject to federal or state income tax, and thus no Federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits. The Company did not incur UBT liability in 2007 due to the current year's operating loss.

UBT net operating loss carryforwards of approximately $1.8 million are scheduled to expire at various dates through 2027. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Management has established a valuation allowance to fully offset the tax benefits of these losses due to uncertainty as to their realization.

NOTE 12 - OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The risk of default depends on the creditworthiness of the customer. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company places its operating cash in commercial bank checking accounts. At December 31, 2007, balances exceeded federally insured limits by approximately $192,000.

NOTE 13 - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

NOTE 14 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2007, the Company had net capital of $416,133, which exceeded its requirement of $100,000 by $316,133. The ratio of aggregate indebtedness to net capital was .34 to 1.

SUPPLEMENTARY INFORMATION

SUPPLEMENTARY SCHEDULE

SPENCER CLARKE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Net capital:		
Member's equity		$720,242
Deductions and/or charges:		
Nonallowable assets:		
Securities owned, not readily marketable	$79,831	
Furniture, equipment and leasehold improvements	34,950	
Employee loans and advances, net of offsetting commissions of $3,000	9,037	
Money market fund-pledged	71,145	
Due from related party	33,210	
Other assets	68,650	
	296,823	
Other deductions - unsecured customer debits	4,612	
Total deductions and charges		301,435
Net capital before haircuts on securities position		418,807
Haircuts on security positions:		
Municipal bond		2,384
Undue concentration		290
Total haircuts		2,674
Net capital		$416,133
Aggregate indebtedness:		
Accounts payable and accrued expenses, net of offsetting commissions of $3,000		$141,193
Computation of basic net capital requirement:		
Minimum net capital required		$100,000
Excess net capital at 1,000 percent		$402,014
Ratio: Aggregate indebtedness to net capital		.34 to 1

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17A-5 (unaudited) as of December 31, 2007.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Spencer Clarke LLC
New York, New York

In planning and performing our audit of the financial statements of Spencer Clarke LLC for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

Associated worldwide with JHI

costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Jericho, New York
February 21, 2008

END